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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SHUFFLE MASTER, INC.
(Name of Subject Company (Issuer))

SHUFFLE MASTER, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

1.25% Contingent Convertible Notes Due 2024
(Title of Class of Securities)

825549AA6
825549AB4
(CUSIP Numbers of Class of Securities)

Jerome R. Smith, Esq.
Senior Vice President and General Counsel
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730
(702) 897-7150
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Kirk A. Davenport, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Phone: (212) 906-1200
Fax: (212) 751-4864

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$145,322,917	$5,712

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 1.25% Contingent Convertible Senior Notes Due 2024 (the "Notes") assuming that $150,000,000 aggregate principal amount of outstanding Notes are purchased at a price of $965 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment.

**
The amount of the filing fee equals $39.30 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO is being filed with the United States Securities and Exchange Commission (the "SEC") by Shuffle Master, Inc. ("Shuffle Master" or the "Company"), a Minnesota corporation, in connection with Shuffle Master's offer to purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated July 14, 2008 (the "Offer to Purchase"), and Letter of Transmittal, dated July 14, 2008 (the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), any and all of Shuffle Master's outstanding 1.25% Contingent Convertible Senior Notes Due 2024 (the "Notes"). The Offer to Purchase is attached to this Schedule TO as Exhibit (a)(1)(A). Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Schedule TO.

        This Schedule TO and the Offer to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the title "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

          (a)    Name and Address.    The name of the issuer is Shuffle Master, Inc., a Minnesota corporation. The address of its principal executive offices is 1106 Palms Airport Drive, Las Vegas, Nevada 89119-3730 and its telephone number is (702) 897-7150.

          (b)    Securities.    The subject class of securities subject to the Offer to Purchase is Shuffle Master's 1.25% Contingent Convertible Senior Notes Due 2024. As of July 11, 2008, there was $150.0 million aggregate principal amount of Notes outstanding, which are convertible into shares of the Company's common stock, $0.01 par value per share.

          (c)    Trading Market and Price.    The Notes are not listed on any national securities exchange. The Notes are eligible for trading on The PORTAL Market of The NASDAQ Stock Market, Inc. However, there is no established public reporting or trading system for the Notes and trading in the Notes has been limited and sporadic. The information with respect to our common stock set forth in the section titled "Trading Market for the Notes and Common Stock" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

          (a)    Name and Address.    This is an issuer tender offer. Shuffle Master, Inc. is the filing person. The information set forth in Item 2(a) above and the section titled "The Company" of the

  Offer to Purchase is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and/or directors of Shuffle Master:

Name	Title
Mark L. Yoseloff	Chief Executive Officer and Chairman of the Board
Paul C. Meyer	President and Chief Operating Officer
Coreen Sawdon	Senior Vice President, Chief Accounting Officer and Acting Chief Financial Officer
R. Brooke Dunn	Senior Vice President
Garry W. Saunders	Director
Louis Castle	Director and Chairman of the Compensation Committee
Phillip C. Peckman	Director and Chairman of the Audit Committee
John R. Bailey	Director and Chairman of the Governance Committee

    The business address and telephone number for all of the above directors and executive officers are c/o Shuffle Master, Inc., 1106 Palms Airport Drive, Las Vegas, Nevada 89119-3730, tel. (702) 897-7150.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.

          (1)    Tender Offers.

            (i)-(iii), (v)-(viii), (xii) The information set forth in the sections titled "Summary Term Sheet," "Purpose of the Offer," "Source and Amount of Funds," "Terms of the Offer," "Certain Significant Considerations," and "Certain United States Federal Income Tax Consequences" of the Offer to Purchase are incorporated herein by reference.

            (iv), (ix)-(xi) Not applicable.

          (2)    Mergers or Similar Transactions.    Not applicable.

        (b)    Purchases.    To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    There are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes) other than (i) the Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A.

governing the Notes, (ii) the Shareholder Rights Plan dated June 26, 1998, (iii) Amendment No. 1 to Rights Agreement dated January 25, 2005, and (iv) Amendment to Rights Agreement dated June 26, 2008. In addition to the foregoing, certain members of our senior management and Board of Directors have, in connection with our contemporaneous sale of common stock pursuant to our Registration Statement on Form S-1 filed with the SEC on June 27, 2008, as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008 (the "Registration Statement"), agreed to enter into lock-up agreements restricting the ability of each to sell securities of the Company. The sections of the Offer to Purchase titled "Source and Amount of Funds" and "Incorporation of Documents By Reference", and the sections of the Registration Statement titled "Description of Certain Indebtedness", "Description of Capital Stock" and "Underwriting" are hereby incorporated by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The section of the Offer to Purchase titled "Purpose of the Offer" is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The Notes acquired pursuant to the Offer will be retired.

        (c)    Plans.

    (1)
    None.

    (2)
    None.

    (3)
    The sections of the Registration Statement titled "Prospectus Summary", "Use of Proceeds", "Capitalization" and "Description of Certain Indebtedness" are hereby incorporated by reference.

    (4)
    On December 10, 2007, we announced that the Board of Directors had retained Spencer Stuart to conduct an executive search to assist in evaluating and developing the long-term succession plans for our Chief Executive Officer position. The search for a new Chief Executive Officer is currently an active and ongoing process. The employment contract of Mark Yoseloff, Ph.D., our Chairman and Chief Executive Officer, expires on October 31, 2009 subject to earlier termination as set forth in the agreement. Dr. Yoseloff has expressed a desire to possibly re-evaluate his role with us at the end of his current employment contract. In addition, on November 2, 2007, we announced the resignation of Richard Baldwin, formerly our Senior Vice President and Chief Financial Officer. At that time, Paul Meyer, our President and Chief Operating Officer, was appointed Acting Chief Financial Officer, a capacity in which he has previously served. Subsequently, on March 6, 2008, we announced that effective March 1, 2008, Senior Vice President and Chief Accounting Officer Coreen Sawdon was appointed as Acting Chief Financial Officer, replacing Paul Meyer in that role. Mr. Meyer continues to serve as our President and Chief Operating Officer. We are currently still conducting the search for a permanent Chief Financial Officer.

    (5)
    None.

    (6)
    None.

    (7)
    None.

    (8)
    None.

    (9)
    The sections of the Registration Statement titled "Prospectus Summary" and "Underwriting" are hereby incorporated by reference.

    (10)
    None.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The section of the Offer to Purchase titled "Source and Amount of Funds" is incorporated herein by reference.

        (b)    Conditions.    The sections of the Offer to Purchase titled "Source and Amount of Funds" and "Terms of the Offer—Conditions to the Offer" are incorporated herein by reference.

        (d)    Borrowed Funds.

    (1) and (2)    The section of the Offer to Purchase titled "Source and Amount of Funds" and the section of the Registration Statement titled "Description of Certain Indebtedness" are incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    To the best knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

        (b)    Securities Transactions.    Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The section of the Offer to Purchase titled "The Dealer Manager, Depositary and Information Agent" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)    Financial Information.

    (1) and (2)    The Consolidated Financial Statements of the Company included in the Registration Statement are incorporated herein by reference.

    (3)
    Not applicable.

    (4)    The section of the Registration Statement titled "Prospectus Summary—Summary Consolidated Financial Data" is incorporated herein by reference.

        (b)    Pro Forma Information.    The section of the Registration Statement titled "Prospectus Summary—Summary Consolidated Financial Data" is incorporated herein by reference.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

    (1)
    None.

    (2)
    None.

    (3)
    None.

    (4)
    None.

    (5)
    None.

        (b)    Other Material Information.    The information contained in the Offer to Purchase and the Registration Statement is hereby incorporated by reference.

Item 12.    Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated July 14, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)	Registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 27, 2008 as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008 (incorporated by reference).
(a)(5)(B)	Press Release Regarding Offer, dated July 14, 2008 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed July 14, 2008).
(b)(1)	Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
(b)(2)	Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007).
(b)(3)	Amendment No. 2, dated July 14, 2008 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008).
(d)(1)	Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(d)(2)	Shareholder Rights Plan dated June 26, 1998 (incorporated by reference to our Registration Statement on Form 8-A dated July 10, 1998).
(d)(3)	Amendment No. 1 to Rights Agreement dated January 25, 2005 (incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
(d)(4)	Amendment to Rights Agreement dated June 26, 2008 (incorporated by reference to our Current Report on Form 8-K dated July 2, 2008).
(d)(5)	Form of Lock-Up Agreement (incorporated by reference to exhibit 10.27 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 14, 2008).
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shuffle Master, Inc.
By:	/s/ MARK L. YOSELOFF Name: Mark L. Yoseloff Title: Chief Executive Officer

Dated: July 14, 2008

INDEX TO EXHIBITS

Exhibit Number	Description of Document
(a)(1)(A)*	Offer to Purchase, dated July 14, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	IRS Form W-9.
(a)(5)(A)
Registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission on June 27, 2008 as amended by Amendment No. 1 to the Form S-1, filed on July 14, 2008 (incorporated by reference).
(a)(5)(B)	Press Release Regarding Offer, dated July 14, 2008 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed July 14, 2008).
(b)(1)
Credit Agreement, dated November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Wells Fargo Bank, N.A. (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K, filed December 6, 2006).
(b)(2)
Amendment No. 1, dated April 5, 2007 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K, filed April 6, 2007).
(b)(3)
Amendment No. 2, dated July 14, 2008 to the Credit Agreement, dated as of November 30, 2006, among Shuffle Master, Inc., Deutsche Bank Trust Company Americas, as Administrative Agent and the lenders party thereto (incorporated by reference to exhibit 10.28 to Amendment No. 1 to our Registration Statement on Form S-1, filed on July 14, 2008).
(d)(1)
Indenture, dated as of April 21, 2004, between Shuffle Master, Inc. and Wells Fargo Bank, N. A. relating to the 1.25% Contingent Convertible Senior Notes due 2024 (incorporated by reference to exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended April 30, 2004).
(d)(2)	Shareholder Rights Plan dated June 26, 1998 (incorporated by reference to our Registration Statement on Form 8-A dated July 10, 1998).
(d)(3)	Amendment No. 1 to Rights Agreement dated January 25, 2005 (incorporated by reference to our Current Report on Form 8-K dated February 10, 2005).
(d)(4)	Amendment to Rights Agreement dated June 26, 2008 (incorporated by reference to our Current Report on Form 8-K dated July 2, 2008).
(d)(5)	Form of Lock-Up Agreement (incorporated by reference to exhibit 10.27 to Amendment No. 1 to our Registration Statement on Form S-1, filed July 14, 2008).

*
Filed herewith.

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Copy to: Kirk A. Davenport, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Phone: (212) 906-1200 Fax: (212) 751-4864
INTRODUCTORY STATEMENT
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS